UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*




                                Symmetricom Inc.
            ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  871543104
            ------------------------------------------------------
                                 (CUSIP Number)


                                 June 30, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |   |      Rule 13d-1(b)

     | x |      Rule 13d-1(c)

     |   |      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 871543104                 13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emanuel J. Friedman



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


                    5    SOLE VOTING POWER
                         341,500



   NUMBER OF        6    SHARED VOTING POWER
    SHARES               618,526
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               341,500
     WITH


                    8    SHARED DISPOSITIVE POWER
                         618,526



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,026



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.06%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.    (a).    Name of Issuer: Symmetricom Inc.



           (b).    Address of Issuer's Principal Executive Offices:

                   2300 Orchard Parkway
                   San Jose, CA  95131-1017




Item 2.    (a).    Name of Person Filing:

                   This filing is being submitted by Emanual J. Friedman.
                   Mr. Friedman is the Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc.


           (b).    Address of Principal Business Office or, if none, Residence:

                   1001 19th Street North
                   Arlington, VA 22209-1710



                               Page 3 of 6 Pages

Item 2.    (c).    Citizenship: United States


           (d).    Title of Class of Securities: Common Stock


           (e).    CUSIP Number: 871543104


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   (a)     [ ] Broker or dealer registered under section 15 of
                               the Act (15 U.S.C. 78o);
                   (b)     [ ] Bank as defined in section 3(a)(6) of the
                               Act (15 U.S.C. 78c);
                   (c)     [ ] Insurance company as defined in section 3(a)(19)
                               of the Act (15 U.S.C. 78c.);
                   (d)     [ ] Investment company registered under section 8 of
                               the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                   (e)     [ ] An investment adviser in accordance with
                               section 240.13d-1(b)(1)(ii)(E);
                   (f)     [ ] An employee benefit plan or endowment fund in
                               accordance with section 240.13d-1(b)(1)(ii)
                               (F);
                   (g)     [ ] A parent holding company or control person in
                               accordance with section 240.13d-1(b)(1)(ii)(G);
                   (h)     [ ] A savings associations as defined in
                               section 3(b) of the Federal Deposit Insurance
                               Act (12 U.S.C. 1813);
                   (i)     [ ] A church plan that is excluded from the
                               definition of an investment company under
                               section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                   (j)     [ ] Group, in accordance with section 240.13d-1(b)(1)
                               (ii)(J).



Item 4.            Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a).    Amount beneficially owned:  960,026 as of June 30, 1998.


           (b).    Percent of class: 6.06%


           (c).    Number of shares as to which the person has:

                   (i)      Sole power to vote or to direct the vote    341,500

                   (ii)     Shared power to vote or to direct the vote  618,526

                   (iii)    Sole power to dispose or to direct the
                            disposition of                              341,500

                   (iv)     Shared power to dispose or to direct the
                            disposition of                              618,526


                               Page 4 of 6 Pages

Item 5.            Ownership  of Five  Percent  or Less of a  Class:

                   Not Applicable.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable.


Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable



                               Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:

                   Not Applicable


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Friedman expressly disclaims the beneficial ownership of the securities covered by this statement, and the filing of this report shall not be construed as an admission by Mr. Friedman that he is the beneficial owner of such securities.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 14, 1998                 By: /s/ EMANUEL J. FRIEDMAN
                                           ----------------------------------
                                                Emanuel J. Friedman



                               Page 6 of 6 Pages